March 14, 2025

B. Joshua Hoskins
President
Block40X, Inc.
1033 West 400 South
American Fork, Utah 84003

       Re: Block40X, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed March 5, 2025
           File No. 024-12577
Dear B. Joshua Hoskins:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Offering Circular Summary
The Current Offering - Securities offered, page 6

1. We note the revisions you made in response to prior comment 1. Please expand your disclosure here to disclose the 15% discount for purchasers of 4 million or more shares of your securities and summarize how the bonus shares will be allocated, or the offering price discount will be applied.
 March 14, 2025
Page 2
Risk Factors
Risk Factors Related to Hardware Modifications or Adaptations for Leasing Servers to AI
Companies, page 9

2. Please remove reference to the iShares Bitcoin Trust Form S-1 and revise your discussions to address risks attendant to your proposed business operations.
The Company's Business
Cybersecurity, page 39

3. We note your response to prior comment 19. Please revise your disclosure under this heading to clarify that you have not yet entered into a custody agreement. Please make similar revisions to the first risk factor on page 18.

       Please contact David Gessert at 202-551-2326 or Lulu Cheng at 202-551-3811 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Bradley S. Slighting